Contact

www.linkedin.com/in/timgamory (LinkedIn)
www.charitynavigator.org (Company)

Top Skills

Nonprofits
Web Development
Information Technology

Tim Gamory

Helping People, Companies, and Communities Thrive
New York City Metropolitan Area

Summary

Tim Gamory is a technologist, strategist, designer, and entrepreneur committed to working collaboratively to solve the big problems that get in the way of human flourishing. Tim is the CEO of Elevate Digital, a consultancy and web development firm that recently launched the SYNGINE.io (SYNergy enGINE) platform that supports small business development initiatives, with a focus on closing the wealth gap and expanding opportunity for underserved entrepreneurs in growth industries. Ascend Cities, a national program funded by JPM Chase's Small Business Forward, is utilizing the platform to support 500 businesses in 13 cities.

Before starting Elevate Digital, Tim was CEO of The BronXchange, leading business ecosystem development in the Bronx, helping small businesses connect to resources, opportunities, and each other, in support of a more equitable economy. He developed and launched BECON (Business Ecosystem Navigator), a digital platform to support this work.

Tim was a founding team member and the technical architect of Charity Navigator, America's largest charity evaluator and go-to resource for philanthropists, leading design and development for 15 years. He started his professional career as a teacher in the Bronx as part of Teach For America, before joining the organization to lead development of the alumni network and connect thousands of alumni to the mission of ensuring every child has an equal opportunity to learn, grow, influence, and lead. Tim proudly serves on the national board of Family Promise and is on the advisory board for Manhattan College's School of Continuing Professional Studies.

Experience

Elevate Digital LLC
Founder and CEO
March 2022 - Present (1 year)

New York City Metropolitan Area

Family Promise, Inc
Board Member
January 2020 - Present (3 years 2 months)

BronXchange
CEO
March 2018 - February 2022 (4 years)

The BronXchange is a social enterprise that connects Bronx institutions and nonprofit organizations with high-road, local businesses in order to meet their local purchasing goals and support a more sustainable, equitable, and democratic local economy.

Charity Navigator
15 years 11 months

Chief Product Officer
December 2015 - June 2017 (1 year 7 months)
Greater New York City Area

Provided visionary enterprise leadership and direction in the management and operation of all information systems, technology, and product development. Contributed to overall direction and management of the organization as a member of the senior leadership team.

✰ Conceived, developed, and launched Giving Basket online donation product that has generated $42 million in donations to over 17,000 charities.
✰ Led design and implementation of a responsive website, resulting in 30% decrease in bounce rate for mobile web visitors.
✰ Established compliance with the Payment Card Industry (PCI) Data Security Standards.

Acting Chief Operating Officer
April 2015 - December 2015 (9 months)
Glen Rock, NJ

Managed all day-to-day operations of the organization including the charity evaluation process, IT operations, web and mobile product development, office management, human resources and accounting.

Chief Information Officer & HR Manager

April 2009 - April 2015 (6 years 1 month)
Greater New York City Area

Managed all technology and product operations and assumed HR responsibilities for the organization including payroll processing and benefits administration. Expanded product portfolio to include mobile apps and API offerings and migrated productivity applications from on premise Exchange server to Google Apps. Led all design work for the organization including web and print.

- Expanded searchable online database of charities from 7,000 rated organizations to included full dataset of 1.6 million nonprofits.
- Architected new Donor Advisory product to inform consumers of potential malfeasance by nonprofits.
- Led development and release of iOS and Android applications.
- Led development and release of API product for third party consumption.

Chief Information Officer
August 2001 - April 2009 (7 years 9 months)
Glen Rock, NJ

Founding team member recruited to design, build, and manage the technology infrastructure that powers all facets of Charity Navigator. Developed and maintained all components of charitynavigator.org and trained staff on the effective use of technology.

Gammavision Multimedia
Owner
January 2003 - December 2014 (12 years)
Greater New York City Area

Video production company focused on producing high quality videos. Shot and edited live events, keynote speakers, training videos, and promotional videos. Coordinated multi-camera productions.

Teach For America
4 years

Vice President, Alumni Affairs
1998 - 2001 (3 years)
Greater New York City Area

Led the development of Teach For America’s alumni association. Served as member of senior leadership team. Developed strategies to connect, inform, and inspire thousands of alumni. Planned and presented at local and national

events, developed database and alumni section of website, and created quarterly newsletter.

- Planned and executed Teach For America's tenth anniverary alumni summit in NYC attended by 1,000 participants.
- Established active alumni chapters in 10 regions across the country and planned first Chapter Leadership Summit in NYC.
- Vastly increased volume and quality of data collected from alumni and corps members.
- Designed and deployed Teach For America's first HR database.

Director of Alumni Operations

1997 - 1998 (1 year)

Greater New York City Area

NYC Department of Education

2nd Grade Teacher / TFA Corps Member

September 1995 - August 1997 (2 years)

Bronx, NY

P.S. 035 / Franz Siegel

Education

Marist College

BA, Communications · (1991 - 1995)

Warwick Valley High School